Exhibit 99.1

TCTM Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price

BEIJING, January 8, 2025 /PRNewswire/ — TCTM Kids IT Education Inc. (NASDAQ: TCTM) (“TCTM” or the “Company”), a leading provider of IT-focused supplementary STEM education services in China, today announced that it received a written notification from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 3, 2025 (the “Notification”), indicating that because the closing bid price of the Company’s American depositary shares (“ADSs”) for the last 30 consecutive business days was below the minimum bid price of US$1.00 per share, the Company no longer meets the minimum bid price requirement for the Nasdaq Capital Market, set forth in Nasdaq Listing Rule 5550(a)(2). The Notification has no immediate effect on the listing or the trading of the Company’s ADSs on the Nasdaq Capital Market.

Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the applicable grace period to regain compliance is 180 calendar days, or until July 2, 2025. The Company can cure this deficiency if the closing bid price of its ADS is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance by July 2, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

The Notification does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

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For further information, please contact:

Investor Relations Contact

TCTM Kids IT Education Inc.

Email: ir@tctm.cn

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